Exhibit 21
SUBSIDIARIES
•	MB Quart Shanghai, Inc., an Arizona corporation

•	Rockford Foreign Sales Corporation, a Barbados corporation

•	Rockford Sales.Com, Inc., an Arizona corporation

•	Rockford Singapore Corporation, an Arizona corporation